September 16, 2008

Rebecca Malanga, Esq.
Director and Corporate Counsel
The Prudential Insurance Company of North America
One Corporate Drive
Shelton, Connecticut 06484

Re: **Prudential Annuities Life Assurance Corporation**
       ("Registrant"); Initial Registration Statement on Form N-4
        File No. 333- 152411

Dear Ms. Malanga:

      The staff has reviewed the registration statement referred to above, which the Commission received on July 18, 2008, and our comments are identified below. We note that the comments we provided to registration statement 333-150220 via letter dated May 30, 2008 and to registration statement 333-148265 do not appear to have been reflected in this filing. Thus, many of these comments are duplicative of comments given in those earlier filings. All applicable comments from those filings are equally applicable to this filing, regardless of whether they are reflected in this letter. Unless otherwise stated, page numbers refer to the page numbers in the marked courtesy copy you provided. Item references are to the item numbers set forth in Form N-4.

PROSPECTUS

1. General Comments
        (a) All material state variations must be disclosed in the prospectus; therefore, the Registrant should revise or delete statements that may suggest otherwise. For example, the statement on the cover page that "[v]arious rights, benefits and certain fees may differ among states to meet applicable laws and/or regulations, and the statement that "[c]ertain terms and conditions may differ between jurisdictions once approved" (pg. 62 and throughout) used throughout should be deleted or revised. In addition, following the reference to state law variations on the cover page noted above, please represent that all material provisions of the Annuities are described in the prospectus. Finally, delete all statements which refer to or suggest that the Annuity should be consulted. See for example, "Free Look" definition, page 7.

        (b) Hypothetical Illustrations-Appendix K- The illustrations appear to be misleading and should be deleted since they reflect performance that was not achieved and cannot in fact be achieved by contract owners. In addition, the illustrations are inconsistent with the standards articulated by the Commission in IC-25522 with respect to variable life illustrations.

2. **Front Cover Page**
Since one of the product described in the prospectus has a bonus feature, please disclose prominently (*e.g.* in bold) that the expenses for the contract with a bonus may be higher than expenses for a contract without a bonus and that the amount of the credit may be more than offset by the additional fees and charges associated with the bonus.

3. **Summary and Introduction (pgs. 1-6**)
General Instruction No. 1 states that the information required by Items 1, 2, 3, and 4(a) may not be preceded or separated by any other items. In this prospectus, the summary and introduction precede the required items by 6 pages. While, Guide 7 allows a short summary of key provisions, the inclusion of the tables (pages 3 and 4) showing the fees in a format not specified by Form N-4 is misleading and should not precede Item 3 information. In addition, much of the same information is contained in the Summary and Introduction. Please revise these sections accordingly. Please also note that in the section entitled "What variable annuities are offered in this prospectus?" reference is made to four annuities, but the rest of the prospectus only describes three; please revise as appropriate. Finally, when describing the proprietary formulas, please indicate the relevant appendix in which the formula is disclosed.

4. **Summary of Contract Fees and Charges (pg. 22)**
(a) With regard to the fee tables, please delete as many nonessential words from the columns showing fees. Nonessential words could be moved to the left margin of a table under the appropriate charge caption. For example, with regard to the Settlement Service Charge in the table on pg. 11, the terms "qualified" and "nonqualified" can be moved under the heading "Settlement Service Charge" in the left margin of the table leaving only the 1.40% and the 1.00% in the column reflecting charges. Also, please clarify what is meant by "(assessed against each Annuity)"in the table with the heading "Periodic Fees and Charges."

(b) With regard to the Optional Benefit Fees and Charges Tables, Registrant should disclose the basis for each charge directly below the charge caption or on the left side of the table. Also, please move the words "maximum" and "current charge" to the left and present both the maximum and current charge in a consistent manner for each optional benefit and the total charge column.

(c) With respect to the "Total Annual Portfolio Operating Expenses," please confine all waiver information to footnotes consistent with your representation in the introductory paragraph prior to this table.

(d) With regard to the Expense Examples, (i) the credit should not be reflected in the examples, and (ii) information should only be provided for 1 and 3 years for new products.

5. **Investment Options (pg. 20)**
    (a) The following disclosure: "Either of these Sub-accounts may be offered to new Owners at some future date; however, at the present time, there is no intention to do so. We also reserve the right to offer or close this Sub-account to all Owners that owned the Annuity prior to the close date" is unclear; please revise or delete this disclosure, as appropriate. Please also provide a clearer delineation between the optional benefits that prohibit investment in certain portfolios. See previous comments to registration statement 333-148265.

    (b) **"What are the Fixed Allocations?" (pg. 41)** – Please define the term "Strips" or provide an appropriate cross-reference. Please also identify the optional benefits which prohibit or restrict the ability to allocate to the Fixed Allocations.

6. **Managing Your Annuity, "May I Return My Annuity if I Change My Mind" (pgs. 46/47)**
    Please revise the penultimate sentence to state in effect that: "However, where required by law, we will return your Purchase Payment(s) if they are greater than your current Account Value less any federal and state income tax withholding."

7. **"May I Make Additional Purchase Payments?" (pg. 47)**
    Please disclose those states that do not allow additional purchase payments.

8. **Managing Your Account Value (pgs. 48-49)**
    (a) **"How do I Receive Credits Under the XT6 Annuity?"(pg 48)-**Please explain or revise the qualification "(subject or state availability)" in the table showing the XT6 credits for annuities issued on or after February 13, 2006**.**

    (b) **"Are There Restrictions or Charges on Transfers Between Investment Options" (pg. 49)** – Please clarify if "generally 3:00 and 3:30 pm Eastern Time" refers to the applicable closing time of the securities exchange or to the cut-off times for ProFunds Sub-accounts. Also, on top of pg. 90, please revise the following statement as appropriate: "(iii) do not count any transfer that solely involves transfer that involves one of our systematic programs, such as asset allocation and automated withdrawals."

9. **What is the Balanced Investment Program? (pg. 52)**
    The differences between this program and the Fixed Allocations described on page 53 are not clear; please revise.

10. "Guaranteed Return Option (GR0 Plus) (pg. 65)

With respect to the right to increase the charge for GRO Plus if the charge for new elections of the benefit has increased, please disclose that any increases in charges will not exceed the maximum charges set forth in the fee tables. This language appears elsewhere with respect to other benefits and should be revised in each place where this language appears.

11. "Key Feature – Allocation of Account Value" (pg. 70)

In the first sentence, there is a reference to a formula set forth in the schedule supplement to the rider. This information needs to be reflected in an appendix to the prospectus. (If it is already included in one of the appendices to the prospectus, the Registrant should provide the appropriate cross-reference.) Here again, this comment applies to all other references to formulas in the prospectus.

12. "Other Important Considerations", third bullet (pg. 80; continuing on top of pg. 81)

If Registrant is reserving the right to limit subsequent Purchase Payments, it should set forth the specific parameters under which the limitations would occur. These comments also apply to other benefit descriptions that use similar language.

13. "Other Important Considerations," fourth bullet (pg. 81)

Please explain your legal basis for transferring Account Value between investment options without the owner's consent. Also, any asset allocation model that the Registrant reserves the right to use should be described in the prospectus. These comments also apply to other benefit descriptions that use similar language.

14. "Election of the Program" (pg. 81)

Any eligibility rules and restrictions should be specified in the prospectus. These comments also apply to other benefit descriptions that use similar language.

15. "Eligibility Requirements for LIA Amount (pg. 104)

Please revise the last sentence of the first paragraph to state that only one of the conditions must be met.

16. "When Do You Process and Value Transactions? (pg. 122-123, 2nd bullet, top of the page)

Please clarify that any emergency that exists has to be as determined by the Commission. (Section 22(e) of the Investment Company Act of 1940).

17. "Initial Purchase Payment (pg. 123)

Please explain your legal basis, as to both Initial and subsequent Purchase Payments, for depositing such payments into your general account and for retaining any interest earned during the period pending allocation to Sub-accounts specified by the owner.

18. General Information, (pg. 133)

There does not appear to be disclosure regarding the "date the depositor was organized." See Item 5(a)(ii).

19. Back Cover

Please include the back cover page.

Statement of Additional Information

20.   Please provide the cover page to the SAI. Also, it is not clear from filing what information is contained in the SAI as opposed to the prospectus.

Part C

21.   Include actual agreements as opposed to "form of" agreements. If an actual agreement is not yet available, indicate that it will filed by subsequent amendment. Exhibits should be filed as required by Rule 483.

22.   Please clarify documents that are being incorporated by reference. Provide appropriate file numbers as well as the exhibit numbers as they are indicated in the filing to which the Registrant is incorporating by reference. Also, revise the letter scheme with regards to Item 24 as appropriate.

23.   With regard to Item 32(d), please revise to conform to Section 26(f)(2)(A). The representation as to the reasonableness of fees and expense cannot be qualified as done in this undertaking.

24.   With regard to the Legal Opinion, please explain the basis for incorporating by reference to an older opinion versus filing a new opinion.

25.   Powers of Attorney which are specific to this filing must be filed.

26.   **Miscellaneous –** Any exhibits, financial statements, and any other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant is in possession of all facts relating to the Registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

****

Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments have been addressed. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After our comments have been addressed, the Registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, please call the undersigned at (202) 551-6922. Additionally, copies of documents or letters filed on EDGAR may be transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-4644.

Sincerely,

Sally Samuel
Senior Counsel
Office of Insurance Product